# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMC Entertainment Holdings, Inc., CIK 0001411579
CUSIP: 00165C302
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: ONE AMC WAY, 11500 ASH STREET, LEAWOOD, Kansas (KS), 66211
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425851

## Reporting persons
- Pentwater Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 63,643,277; sole dispositive power 0; shared dispositive power 63,643,277; aggregate amount beneficially owned 63,643,277 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported includes 9,370,686 shares of Common Stock held directly by certain of the Pentwater Funds (defined below) and 54,272,591 shares of Common Stock issuable upon exchange of the Issuer's 1.5% Convertible Notes due April 30, 2030 (the "Notes"), calculated as of March 31, 2026. Pursuant to Section 10.15 of the Indenture governing the Notes, such Pentwater Funds are prohibited from receiving Common Stock on account of an exchange of Notes to the extent such exchange would result in the Investment Manager beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of 9.99% of the outstanding Common Stock (the "Ownership Limitation"). As of March 31, 2026, an additional 31,894,172 shares of Common Stock underlying the Notes could have been received in exchange for Notes owned by Pentwater Funds but are excluded from beneficial ownership by virtue of the Ownership Limitation and are not reported herein.
- Matthew Halbower: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 63,643,277; sole dispositive power 0; shared dispositive power 63,643,277; aggregate amount beneficially owned 63,643,277 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported includes 9,370,686 shares of Common Stock held directly by certain of the Pentwater Funds (defined below) and 54,272,591 shares of Common Stock issuable upon exchange of the Notes, calculated as of March 31, 2026. Pursuant to Section 10.15 of the Indenture governing the Notes, such Pentwater Funds are prohibited from receiving Common Stock on account of an exchange of Notes to the extent such exchange would result in the Investment Manager beneficially owning, together with its Affiliates and any "group" members for purposes of Section 13(d) of the Exchange Act, in excess of 9.99% of the outstanding Common Stock (the "Ownership Limitation"). As of March 31, 2026, an additional 31,894,172 shares of Common Stock underlying the Notes could have been received in exchange for Notes owned by Pentwater Funds but are excluded from beneficial ownership by virtue of the Ownership Limitation and are not reported herein.

## Item 1. Issuer
Name of issuer: AMC Entertainment Holdings, Inc.
Address of issuer's principal executive offices: One AMC Way, 11500 Ash Street, Leawood, KS 66211

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Pentwater Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds (the "Pentwater Funds"), with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of AMC Entertainment Holdings, Inc., a Delaware corporation, that were directly held by the Pentwater Funds; and

(ii) Mr. Matthew Halbower ("Mr. Halbower"), the sole shareholder of MCH PWCM Holdings Inc., the general partner of the Investment Manager, with respect to the shares of Class A Common Stock that were directly held by the Pentwater Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Halbower is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 582,797,250 shares of Common Stock outstanding as of March 23, 2026, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(7), filed with the Securities and Exchange Commission on March 24, 2026, as well as 54,272,591 shares of Common Stock that could have been received in exchange for Notes owned by Pentwater Funds as of March 31, 2026.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Pentwater Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Pentwater Capital Management LP: /s/ Matthew Halbower, By: MCH PWCM Holdings Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (05/15/2026)
- Matthew Halbower: /s/ Matthew Halbower, Matthew Halbower, Individually (05/15/2026)